

06006669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/27/06

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JD S.E.C.

MAR 1 2006

503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 1 2006

SEC FILE NUMBER
8- 49126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

DIVISION OF MARKET REGULATION

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Constellation Investment Distribution Company, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1250 Westlakes Drive, Suite 280

(No. and Street)

Berwyn   **PA**   **19312**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Leven   (484) 329-2810

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smart and Associates, LLP

(Name – *if individual, state last, first, middle name*)

80 Lancaster Avenue	**Devon**	**PA**	**19333**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 19 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John H. Leven_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Constellation Investment Distribution Company, Inc._____ , as

of __December 31_____ , 20 __05__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Signature

__FINOP__

Title

Judith A Holmes

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.

Financial Statements,
Independent Auditors' Report and
Supplemental Information

December 31, 2005

_____

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.
Table of Contents
December 31, 2005



**S M A R T**™
AND ASSOCIATES, LLP

Independent Auditors' Report

To the Stockholder and Board of Directors
Constellation Investment Distribution Company Inc.

We have audited the accompanying statement of financial condition of Constellation Investment Distribution Company Inc. (the "Company"), as of December 31, 2005 and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 of notes to financial statements, the Company's stockholder has signed a letter of intent to sell substantially all of its assets, excluding its shares of the Company. Upon completion of the sale, it is the stockholders' intention to liquidate the Company.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Constellation Investment Distribution Company Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 9-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smart and Associates, LLP

January 31, 2006

**IGAF**
WORLDWIDE

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$157,058
Central registration depository	5,727
Due from affiliates	24,267
Prepaid expenses	28,994
Total assets	$216,046

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 5,520
Due to affiliates	20,766
Total current liabilities	26,286

Stockholder's equity:

Common stock - 20,000 shares authorized, 1,000 shares issued and outstanding, $1.00 par value	1,000
Additional paid-in capital	188,760
Retained earnings	-
Total stockholder's equity	189,760
Total liabilities and stockholder's equity	$216,046

The accompanying notes are an integral part of this financial statement.

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.
Statement of Operations
For the year ended December 31, 2005

Revenues:	
Administrative and distribution service fees	$ 197,451
Other	5,436
Loss on investments	(2,650)
Total revenues	200,237
Expenses:	
Administration services	79,500
State registrations	53,809
Taxes	37,909
Accounting	32,883
Legal and consulting	20,615
Insurance	8,230
Conferences	6,990
Other	5,244
Continuing education	3,134
Equipment and supplies	1,403
Total expenses	249,717
Loss before income taxes	(49,480)
Provision for income taxes	-
Net loss	$ (49,480)

The accompanying notes are an integral part of this financial statement.

Statement of Changes in Stockholder's Equity
For the year ended December 31, 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance at January 1, 2005	1,000	$ 1,000	$ 373,465	$ 89,775	$ 464,240
Distribution to stockholder	-	-	(184,705)	(40,295)	(225,000)
Net loss	-	-	-	(49,480)	(49,480)
Balance at December 31, 2005	1,000	$ 1,000	$ 188,760	$ -	$ 189,760

The accompanying notes are an integral part of this financial statement.

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (49,480)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
Central registration depository	11,084
Due from affiliates	291,253
Prepaid expenses	49,209
Due to affiliates	(260,220)
Accrued expenses	(18,434)
Net cash provided by operating activities	23,412
Cash used in financing activities:	
Distribution to shareholder	(225,000)
Net decrease in cash	(201,588)
Cash, beginning of year	358,646
Cash, end of year	$ 157,058

The accompanying notes are an integral part of this financial statement.

1. <u>Organization:</u>

   Constellation Investment Distribution Company Inc. (the "Company") is a limited purpose broker-dealer engaged in the sale of mutual fund shares for multiple registered investment companies including the Constellation Funds Group. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Constellation Investment Management Company, LP. ("CIMCO").

   On March 23, 2004 all of the outstanding common stock of the Company was purchased from Turner Investment Partners ("Turner") by Constellation Holdings I, LLC which is owned by the Company's Chief Executive Officer. On August 17, 2004 the outstanding common stock was sold to CIMCO.

   The Company's Chief Executive Officer is a 1% general partner in CIMCO through his 100% ownership of CHI, LLC and has an indirect 20% limited partnership interest.

   CIMCO has signed a letter of intent to sell substantially all of its assets, excluding its shares of the Company. The sale is scheduled to take place on February 28, 2006. Upon completion of the sale, it is CIMCO's intent to liquidate the Company.

2. <u>Summary of Significant Accounting Policies:</u>

   Basis of Presentation:

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Financial Operational Combined Uniform Single ("FOCUS") Report.

   Use of Estimates:

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Credit and Market Risk:

   The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. Administrative and Distribution service fees are supported by contracts; however, in the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

   The Company maintains cash balances at financial institutions that at times exceed the federally insured amount of $100,000 per institution and which may at times significantly exceed balance sheet amounts due to outstanding checks.

2.   Summary of Significant Accounting Policies, continued:

Revenues:

Two customers accounted for 50% and 43% of revenues, respectively. The agreement with the customer that accounted for 43% of revenue terminated in June 2005. The monthly billing under this agreement was approximately $25,000

The Company does not maintain an allowance for doubtful accounts due to its favorable collections experience.

Comprehensive Income (Loss):

Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income is equal to net income (loss).

3.   Income Taxes:

For the period January 1, 2004 through July 31, 2004, the Company elected to have the Company's income taxed under the provisions of Subchapter "S" of the Internal Revenue Code and corresponding sections of state revenue codes. Accordingly, the Company was not responsible for the payment of income taxes during this period; instead, all components of income and loss passed through to the Company's stockholder.

Effective August 1, 2004, the Company elected to be taxed as a "C" corporation for federal and state income tax purposes, whereby the Company is liable for federal and state income taxes. Income and expenses for income tax purposes is reported on the cash basis.

The Company has a net operating loss carryforward of approximately $4,500 for income tax reporting purposes and $49,500 for financial reporting purposes. The Company has recorded a valuation reserve for the net operating loss carryforward.

4.   Net Capital Requirements:

The Company is subject to the net capital requirements of the Uniform Net Capital Requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company had net capital of $130,772, which was $105,772 in excess of the amount required to be maintained at that date.

5.   Related Party Transactions:

The Company has entered into Distribution Agreements with affiliates to distribute investment products. The related entities include the Constellation Group of Funds and Turner Funds. The Company has also entered into sub-distribution agreements with Satuit Capital Trust and The Advisors Inner Circle solely with reference to the Chartwell funds.

5. Related Party Transactions, continued:

CIMCO reimburses the Company for actual expenses incurred for its sales representatives plus an administrative charge of 10%. The Company acts as record keeper and paying agent for commissions earned by sales representatives who marketed products of its affiliates. Since all commissions are fully reimbursed by the investment advisors providing the product management, no commission expense is reflected in the accompanying financial statements.

The Company is party to an Administrative Services Agreement with CIMCO, whereby CIMCO provides accounting and administrative services sufficient for the Company to operate without employees. The Company compensates CIMCO for these services at a rate of $6,625 per month, which totaled $79,500 for 2005. The Agreement was modified effective January 1, 2006 to reduce the monthly rate to $3,500 to reflect current resources to effectively operate the Company.

The Company receives fees on behalf of CIMCO which are recorded directly to a liability account. No revenues or expenses are reflected in the statement of operations.

At December 31, 2005 the Company was owed $8,742 from CIMCO and owed CIMCO $19,875 as paying agent.

SUPPLEMENTAL INFORMATION

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2005

Computation of net capital: Total stockholder's equity		$ 189,760
Deductions and/or charges:		
Nonallowable assets:		
Central registration depository	$ 5,727	
Due from affiliates	24,267	
Prepaid expenses	28,994	
Total deductions and/or charges		58,988
Net capital before haircuts on securities positions		130,772
Haircuts on securities		-
Net capital		130,772
Computation of basic net capital requirement:		
Net capital requirement (minimum)		25,000
Excess net capital		$ 105,772
Excess net capital at 1,000%		
(net capital less 10% of aggregate indebtedness)		$ 128,143
Aggregate indebtedness		$ 26,286
Ratio of aggregate indebtedness to net capital		0.2 to 1

This Net Capital computation compares to the Net Capital computation contained in the FOCUS report filed by the Company on January 19, 2006. The Company has reclassified $26,595 from Central registration depository to Prepaid expenses compared to amounts previously reported.

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.
Schedule II – Computation for Determination of Reserve Requirements and Information or Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

---

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information or Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SUPPLEMENTARY REPORT



S M A R T.
AND ASSOCIATES, LLP

Independent Auditors' Supplementary Report on Internal Control

To the Stockholder and Board of Directors of
Constellation Investment Distribution Company Inc.

In planning and performing our audit of the financial statements and supplemental information of Constellation Investment Distribution Company Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a) (11) and for determining compliance with exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria.

Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 31, 2006